Exhibit 99.1

Campbell Resources Inc.
PRESS RELEASE
For immediate release
Campbell Resources Updates First Quarter 2008 operations
•   Ore Production Increases 140%
•   Corner Bay Ramping Up
Montreal, April 15 2008 — Campbell Resources Inc. (TSX: CCH, OTC Bulletin Board: CBLRF) today provided an update of its operations for the first quarter ended March 31, 2008. During the quarter, the Company increased its ore production by approximately 140% compared to the first quarter of fiscal 2007 and began development in ore on two levels at the Corner Bay project.
“We are pleased that our strategy of maximizing throughput at the Copper Rand mill is solidly on track,” said André Fortier, Campbell’s President and Chief Executive Officer. “In the first quarter, we increased our ore production to 91,520 tons, up from 38,787 tons during the same period last year, which amounts to an increase of approximately 140%. Further, in March we began to ship ore to the Copper Rand mill from the high-grade Corner Bay project and will now be ramping up steadily over the coming months. Campbell now foresees attaining a level of commercial production during the third quarter. With the Copper Rand, Merrill Pit and Corner Bay operations, we expect to be able to produce approximately 535,000 tons of ore in 2008, doubling the 262,000 tons produced in 2007.”
For the first quarter ended March 31, 2008, Campbell produced 46,725 tons of ore at Copper Rand, yielding 2,288 ounces of gold and 1,804,995 pounds of copper. At Merrill Pit, 43,723 tons of ore were produced, yielding 275 ounces of gold and 318,526 pounds of copper. Production at Merrill was curtailed in early March because of a major equipment failure, but as of April 14 is back in full production. At Corner Bay, 43,546 pounds of copper were produced in March.
In the first quarter of fiscal 2007, Campbell produced 22,043 tons of ore at Copper Rand, yielding 883 ounces of gold and 895,206 pounds of copper. At its Joe Mann mine, 16,744 tons of ore were produced, yielding 3,019 ounces of gold and 66,435 pounds of copper. In September 2007, operations at Joe Mann were halted and the mine was placed on care and maintenance. Production at Merrill Pit did not begin until October 2007.
Full financial results for Campbell’s first quarter of fiscal 2008 will be released during the week of May 5, 2008.
Campbell Resources Inc. concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec. The geographical grouping of its operations allows the Company to realize economies of scale and to focus development within access to existing infrastructures. Campbell’s main operations include the Copper Rand and Merrill mines, the Corner Bay project and the Copper Rand mill. The Company’s headquarters are located in Montreal, Quebec.

Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

For more information :

Campbell Resources Inc. André Fortier, President and Chief Executive Officer Tel.: 514-875-9037 Fax: 514-875-9764 afortier@campbellresources.com	Renmark Financial Communications Inc. Henri Perron, hperron@renmarkfinancial.com John Boidman, jboidman@renmarkfinancial.com Tel.: 514-939-3989 Fax: 514-939-3717 www.renmarkfinancial.com

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